

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 20, 2015

Mail Stop 4546

<u>Via Email</u>
Ms. Ching Tao
Chief Financial Officer
No. 32 Qunhuangdao Road, Building C
Shanghai 200082, Peoples Republic of China

>   **Re: Noah Holdings Limited**
>   **Form 20-F for Fiscal Year Ended December 31, 2014**
>   **Filed April 24, 2015**
>   **File No. 001-34936**

Dear Ms. Tao:

    We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

    Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

    After reviewing your response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2014</u>

<u>Item 4. Information On the Company, page 45</u>

<u>Our Services, page 48</u>

<u>Internet Finance, page 49</u>

1. Please revise your disclosures throughout your filing regarding your recently created Internet Finance segment to address the following:

    *   More clearly describe the services you are offering and expect to offer through this segment. As part of your description, clearly identify the extent to which you act as a loan originator and accept credit risk versus you act as a broker in arranging third party financing for your clients.

- Revise to more clearly explain whether your pre-existing loan business is operated and reported as part of your Internet Finance segment or is reported elsewhere. Clearly identify the line items in which your interest income and provisions for credit losses from this loan business are reported on your Statements of Operations.

Asset management Products, page 52

2. We note that your assets under management (AUM) increased 59% during 2014 to RMB 49.7 billion, and increased an additional RMB 14.7 billion during the six months of 2015. In light these significant increases, and considering that AUM inflows are disclosed as the significant driver for your asset management business income during the respective periods, please provide the following information in future filings:

   - Provide a roll-forward of your AUM by investment strategy (i.e., equities, fixed income, other assets) that separately presents gross client inflows, gross client outflows, market appreciation/(depreciation), and foreign currency translation adjustments.

   - Disclose the typical fee rates earned for each product type or weighted average fee rate by investment strategy.

3. We note from your disclosure on pages 11, 48, 80, and elsewhere that you manage certain funds (including private equity funds) on which you earn or may earn performance-based income. In an effort to provide a more comprehensive understanding of the performance of each of your significant funds and the related performance-based income, and considering your anticipated growth in this area, please revise future filings to include the following information:

   - Identify each significant fund within each of your fund classifications (e.g., fixed income funds, private equity and venture capital funds, public market products, and other products, etc.), along with its inception date and maturity date or contractual end-date;

   - Disclose the current net asset value and the related performance-based income recognition threshold (if applicable);

   - Disclose the amount the fund needs to distribute to its investors as a return of capital and a preferred return (if applicable) before you are entitled to receive a performance-based fee from the fund;

   - Identify the gains needed to cross the performance-based fee thresholds and/or percentages above or below the performance-based fee thresholds;

- Disclose the amount of performance-based fees accrued as deferred revenue, the amount recognized in income to date, and the amount subject to clawback; and

- Include a brief explanation, if applicable, as to whether a change in the performance fee/carried interest threshold has occurred and if so, the extent of any changes.

<u>Consolidated Financial Statements for the Years Ended December 31, 2012, 2013 and 2014, page F-1</u>

<u>Note 2. Summary of Principal Accounting Policies, page F-9</u>

<u>(m) Revenue Recognition, page F-16</u>

4. In light of the significant increases in the recognition of performance-based income and your stated expectations for more increases in the future, please address the following:

- Tell us and disclose in future filings the amount of performance-based income recognized in the fiscal years ended December 31, 2013 and 2014 and for the first and second quarters of 2015.

- In your future filings, revise this footnote as well as your Operating and Financial Review and Prospects section to clarify whether all performance-based income is classified as "other service fees" or distributed between "other service fees" and "recurring service fees." If performance-based income comprises a portion of "recurring service fees," revise your future disclosure to disaggregate the performance-based income amounts. Consider revising your tabular presentation on page 80 to present recurring service fees excluding recognized performance-based income with separate quantification of the amounts excluded, such that an investor may differentiate this component of recurring service fees, if applicable.

- Tell us and revise your accounting policy footnote in future filings to clearly describe your policy for recognizing performance-based income such that a reader can clearly understand whether you are following Method 1 or Method 2 as set forth in ASC 605-20-S99. Clearly describe any relevant clawback provisions and the related clawback triggers (if any).

<u>Note 9. Loans Receivable, Net, page F-27</u>

5. We note your table presenting the activity in the allowance for loan losses on page F-27. Further, we note that you had no charge-offs for each of the years ended December 31, 2013 and 2014, but you reported $212,423 of recoveries for the year ended December 31, 2014. Please address the following items:

    • Tell us and revise your footnotes to describe your charge-off policy.

    • Explain and reconcile how you were able to report recoveries when no charge-offs were taken in either in the prior year (2013) or in the current year (2014).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Lory Empie, Staff Accountant at (202) 551-3714 or me at (202) 551-3494 with any questions.

Sincerely,

/s/ Kevin W. Vaughn

Kevin W. Vaughn
Accounting Branch Chief
Office of Financial Services II